VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Versus Capital Multi-Manager Real Estate Income Fund, LLC

Dear Sir/Madam:

On behalf of Versus Capital Multi-Manager Real Estate Income Fund, LLC, a registered investment company, we hereby submit, via electronic filing, the attached preliminary proxy statement.  The main purpose of this proxy is to solicit shareholder approval for four new sub-advisory agreements representing two new sub-advisors.

If you have any questions or comments related to this filing, please contract Casey Frazier at (614) 469-3266 or

Very truly yours,

/s/ Casey Frazier

Casey Frazier